Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Dear colleagues

Today I am telling you that we are about to write a new story for Clariant! Our company and Huntsman Corporation intend to combine forces in a merger of equals. The new company would have an enterprise value of approximately 20 billion USD and be the leading specialty chemicals company with leading market positions in most segments. Peter R. Huntsman, currently CEO of Huntsman Corporation, would be CEO of the new company. I would be Chairman of the Board of Directors. We will have a significantly improved growth profile in both highly attractive end markets and geographies. By uniting two strong R&D capacities and global presences, the combined business would enhance its global reach, innovative power, customer value creation and risk diversification.

The new company would be named HuntsmanClariant and headquartered in Pratteln, Switzerland. It would have a more diversified portfolio and market exposure to accelerate growth and profitability. The top managements, boards and key shareholders of both parties are fully in favor of the merger. We expect to close the deal by year-end 2017, depending on the respective approvals.

The timing for this merger is just right. As I stressed before, we are facing an uncertain economic environment with moderate growth and high volatility coupled with political uncertainties. When we look at the competitor landscape, we see highly specialized companies like Croda and big players like Evonik — and ourselves stuck in the middle. That’s not where we want to be!

Since 2008, we have worked hard to transform our company from a restructuring case into the “New Clariant”, a corporation that stands for Excellence, Innovation, and Sustainability. This transformation was necessary and it has long since started to bear fruit. Your contributions over the past years now pay off! Still, I am convinced that with our current set-up we can do a lot more. Our organization — including our Innovation Management, our Sustainability approach, Clariant Excellence, and Global Business Services — delivers high performance. The cost base, however, is still too high for such a small company. That’s why a bold step is logic, but only with the right fit. With Huntsman we have found it: Both companies have done their homework and improved their businesses and both are well experienced in bringing different organizations together. The combination will create a company with higher strategic flexibility, more resilience against competition and strong cash flow.

What comes next? In order to ensure a seamless integration of the two businesses, the companies will apply a structured and transparent integration approach in a spirit of partnership across all operating business functions. An integration team will be nominated to work out a roadmap for the time after closing. Employees will be informed about all key milestones on a regular basis.

What do I expect from you? We as managers of Clariant have to anticipate certain feelings of uncertainty and even fear of potential job cuts in all regions among our employees with negative impact on mood and motivation. You may even share such feelings. It is therefore all the more important that you act and behave as role model in accordance with your position as manager. Remember, that as a listed company our freedom depends on how we manage the expectations of the market. If we do not meet the rising demands of our investors and shareholders, we will forfeit our independence to the detriment of the majority of our employees. I assure you that I value all our employees as the most important resource of our company. Throughout the planned changes we will work hard to find the best solutions for the affected employees and cooperate with respective employee representatives.

For the time being nothing changes and both companies continue to be competitors. Only after closing we will combine the strengths of the two companies and leverages the infrastructure through integrating the two companies’ services, optimizing processes and improving efficiencies.

I ask you for your full commitment to and involvement in the mergers of equal process ahead of us. Take responsibility to actively lead our organization through this change process. Stay alert. Your full attention is required. We have to anticipate risks and potential hurdles on the way. This time it’s not just an integration, it’s a merger of equals. All of you play an active role. Inform your respective organization and take time to listen to the people. First and foremost, do not speculate about any changes that might or might not come! Be open minded and confident that the deal will take the company to the next level.

I count on you!

With best regards

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED

TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.